EXHIBIT 12.1

XTO ENERGY INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)	Year Ended December 31
	2005	2004	2003	2002	2001
Income before income tax and cumulative effect of accounting change	$1,810	$826	$444	$287	$455
Interest expense	154	94	64	54	56
Interest portion of rentals	8	7	9	3	4

Earnings before provision for taxes and fixed charges	$1,972	$927	$517	$344	$515

Interest expense	$154	$94	$64	$54	$56
Capitalized interest	6	3	2	4	7
Interest portion of rentals	8	7	9	3	4

Total Fixed Charges	$168	$104	$75	$61	$67

Ratio of Earnings to Fixed Charges	11.7	8.9	6.9	5.6	7.7